The Managers Funds

INCOME EQUITY FUND
CAPITAL APPRECIATION FUND
SPECIAL EQUITY FUND

SEMI-ANNUAL REPORT

JUNE 30, 1999

Where Leading Money Managers Converge

MANAGERS INCOME EQUITY FUND
MANAGERS CAPITAL APPRECIATION FUND
MANAGERS SPECIAL EQUITY FUND

Semi-Annual Report
June 30, 1999
(unaudited)

TABLE OF CONTENTS

	Begins on Page
President's Message..	1
The Managers Funds Performance..	3
Complete performance table for all of The Managers Funds as of June 30, 1999	
Schedules of Portfolio Investments..	4
Detailed portfolio listings by security type and industry sector, as valued at June 30, 1999	
Statements of Assets and Liabilities..	20
Fund balance sheets, Net Asset Value (NAV) per share computation and cumulative undistributed amounts	
Statements of Operations..	21
Detail of sources of income, fund expenses, and realized and unrealized gains (losses) during the period	
Statements of Changes in Net Assets..	22
Detail of changes in fund assets and distributions to shareholders for the past two periods	
Financial Highlights..	24
Historical net asset values, distributions, total returns, expense ratios, turnover ratios and net assets	
Notes to Financial Statements..	27
Accounting and distribution policies, details of agreements and transactions with fund management and description of certain investment risks	
Supplemental Data..	31
Results from the Special Meeting of Shareholders held on March 31, 1999	

Investments in The Managers Funds are not deposits or obligations of, or guaranteed or endorsed by, any bank. Shares of the funds are not federally insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any governmental agency.

President's Message



Dear Fellow Shareholder:

The first half of 1999 was an active period for both the financial markets and The Managers Funds. The U.S. economy continued to grow as low levels of unemployment and healthy stock market returns enabled consumers to expand their spending habits. This is a major factor in the economy's strength. In addition, a rebound in some of the emerging economies, particularly in the Far East has had a positive effect on U.S. businesses' prospects for export growth. While these factors have driven stock prices higher so far this year, they have also raised the probability of price inflation.

Early in the year, Federal Reserve Chairman Alan Greenspan noted the economy's strength and publicly questioned the suitability of the third interest rate cut in late 1998. Then, at its May meeting, the Federal Reserve Board (the Fed) changed its policy bias from neutral to tightening, sighting "the persistent strength in domestic demand, the reduced risks of economic weakness abroad, and the recovery in U.S. financial markets." Finally, in a widely anticipated move at the end of June, the Fed voted to increase short-term rates by 25 basis points (0.25%) to 5.0%. As a result of all of these factors, interest rates rose throughout the first half, and thus, bond prices moved lower in general. Although prices for below investment grade bonds bucked this trend as investors' confidence in the respective companies improved with the perceived improvement in the global economy, many high quality and government bonds had negative total returns for the period. Short-term bonds, treasury bills and commercial paper, however, are far less interest rate sensitive and thus provided steady returns throughout the period.

The equity markets were strong yet mixed throughout the first half of 1999. In the first quarter, investors continued to focus primarily on domestic large capitalization growth companies and selected internet issues to the exclusion of almost all else. Technology was once again the best performing sector for the U.S. large-cap stock market during the first quarter, followed closely by consumer cyclical stocks. Energy stocks posted modest returns due largely to a sharp rise in oil prices stemming from OPEC's decision to limit production. Meanwhile, the defensive and value oriented sectors of the market languished and small capitalization stocks lost value. The Russell 2000 returned –5.4%, undeperforming the S&P 500 by more than 10 percentage points during the first quarter. These trends reversed dramatically in April as large capitalization stocks continued to rise but the strength broadened across all capitalization sectors. The Russell 2000 Index outperformed the S&P 500 Index by 8.5 percentage points during the second quarter. It was the first time since the third quarter of 1997 that small-cap stocks outperformed large- caps, and it was the largest outperformance since the fourth quarter of 1992. Another significant change was that

value stocks, typically considered to be stocks with low Price/Book and Price/Earnings ratios, considerably outperformed growth stocks. Indeed, the S&P 500/BARRA Value Index outperformed the S&P 500/BARRA Growth Index by its widest margin since the first quarter of 1993.

The breakdown of returns by economic sectors also revealed some interesting twists. The best performing sector was basic materials, which rose nearly 24% in the second quarter, a dramatic improvement for a sector which had consistently ranked in the bottom half of all sectors since the first quarter of 1997. Industrial stocks, which had fallen in four of the previous six quarters, rose 18% in the second quarter. Technology stocks continued to provide healthy returns, utilities stocks rebounded and energy stocks improved on their first quarter gains.

Some of these trends in the U.S. stock market resulted from the strengthening of the global economic scenario, particularly the surprising turnaround in certain emerging nations, which favorably impacted the outlook for basic materials and capital-expenditure based industries. The improved outlook, combined with very favorable valuations relative to the more growth oriented sectors like technology and consumer cyclicals, gave investors more confidence to buy into these sectors.

With the perceived improvements in the global economy, foreign stocks also performed well during the first half of 1999. Far Eastern and emerging markets stocks provided particularly strong returns, enhanced for the most part by improving currencies. European markets also rose on average although a 12% drop in the valuation of the Euro detracted significantly from returns for U.S. investors.

Within this environment, each of The Managers Funds discussed in this report performed well. Leading the group was Managers Capital Appreciation Fund, which built upon its exceptional 1998 performance by returning 27% during the most recent six months. Please see page 3 for the complete performance results of all of our funds.

Last but certainly not least, Robert Watson, our founder and president retired from The Managers Funds on April 1, 1999. I would like to take this opportunity to personally thank Bob for creating a first rate product for our shareholders as well as assembling a top quality team of people to support our shareholders in The Managers Funds. Importantly, Bob will remain on the Funds' Boards of Trustees and will thus continue to be involved with The Managers Funds.

As always, should you have any questions on this report, please feel free to contact us at 1-800-835-3879, or visit our website at www.managersfunds.com.

We thank you for your continued investment in The Managers Funds.

Sincerely,



Peter M. Lebovitz
President

THE MANAGERS FUNDS

The Managers Funds Performance (unaudited)

All Periods Ended June 30, 1999

		Average Annual Total Returns**						
Equity Funds:	Six Months*	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date	Morningstar Rating***
Income Equity Fund	11.10%	11.84%	20.40%	20.62%	14.05%	15.48%	Oct. '84	☆☆☆☆
Capital Appreciation Fund	26.91%	49.68%	33.86%	28.80%	19.66%	19.01%	Jun. '84	☆☆☆☆☆
Special Equity Fund	11.81%	5.84%	13.82%	19.64%	15.30%	16.17%	Jun. '84	☆☆☆
International Equity Fund	6.18%	3.61%	12.57%	12.52%	12.43%	14.00%	Dec. '85	☆☆☆☆
Emerging Markets Equity Fund	37.08%	25.56%	__	__	__	4.36%	Feb. '98	N/A
Income Funds:								
Short & Intermediate Bond Fund	0.98%	3.75%	5.32%	5.80%	6.61%	7.97%	Jun. '84	☆☆☆☆
Bond Fund	4.51%	2.98%	9.12%	10.16%	9.47%	10.70%	Jun. '84	☆☆☆☆
Global Bond Fund	(9.56)%	5.05%	4.64%	5.68%	__	5.47%	Mar. '94	☆
Money Market Fund	2.28%	4.92%	5.21%	5.12%	4.98%	5.84%	Jun. '84	N/A

Past performance is not a guarantee of future results. Investment returns and principal value of mutual fund shares will fluctuate so that the redemption price may be more or less than the original purchase price. For a prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds at (800)835-3879 or your investment adviser. Read the prospectus carefully before you invest.

* Not annualized.

** Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect fee waivers or the reimbursement of fund expenses as described in the prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized.

*** Morningstar proprietary ratings reflect risk-adjusted performance through 06/30/99 and are subject to change every month. The ratings are by asset class and are calculated from the funds' three-, five- and ten-year returns (with fee adjustments) in excess of 90-day Treasury bill returns, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated other than the International Equity Fund was rated against 3,061, 1,896 and 766 equity funds, the International Equity Fund was rated against 997, 508 and 123 international equity funds, and each of the Income Funds was rated against 1,554, 1,113 and 381 taxable fixed-income funds. Ten percent of the funds in each asset class receive five stars, 22.5% receive 4 stars, 35% receive 3 stars, 22.5% receive 2 stars and 10% receive 1 star.

Managers Income Equity Fund
Schedule of Investments
June 30, 1999 (unaudited)

	Shares		Value
Common Stocks - 100.1%			
Basic Materials - 9.0%			
Abitibi-Consolidated Inc.	42,160	$	479,570
AK Steel Holding Corp.	18,920		425,700
Allegheny Teledyne, Inc.	26,417		597,685
Bowater, Inc.	6,250		295,313
Dow Chemical Co.	3,685		467,534
Georgia-Pacific Group	10,200		483,225
Lyondell Petrochemical Co.	29,100		600,188
Rohm and Haas Co.	11,415		489,418
Temple-Inland, Inc.	3,930		268,223
Weyerhaeuser Co.	16,715		1,149,155
Total Basic Materials			5,256,011
Capital Goods - 10.8%			
Caterpillar, Inc.	6,700		402,000
Corning, Inc.	35,150		2,464,894
Eaton Corp.	6,145		565,340
PACCAR, Inc.	5,800		309,575
Parker-Hannifin Corp.	12,800		585,600
Pitney Bowes, Inc.	21,681		1,393,004
Rockwell International Corp.	9,300		564,975
Total Capital Goods			6,285,388
Communication Services - 17.0%			
ALLTEL Corp.	8,600		614,900
Ameritech Corp.	4,540		333,690
AT&T Corp.	15,220		849,466
BCE, Inc.	23,298		1,148,883
Bell Atlantic Corp.	18,784		1,228,004
BellSouth Corp.	18,000		843,750
Cable & Wireless PLC, Sponsored ADR	21,500		851,938
Frontier Corp.	14,200		837,800
GTE Corp.	26,120		1,978,590
Sprint Corp.	17,000		897,812
Telesp Participacpoes SA	13,600		311,100
Total Communication Services			9,895,933
Consumer Cyclicals - 9.0%			
Dana Corp.	13,005		599,043
Dun & Bradstreet Corp.	9,480		335,948
Ford Motor Co.	30,335		1,712,032
Knight Ridder Inc.	5,560		305,453
Limited Inc., The	10,243		464,776

The accompanying notes are an integral part of these financial statements.

Managers Income Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares	Value
Consumer Cyclicals (continued)		
Masco Corp.	29,960	$ 865,094
ServiceMaster Co., The	30,652	574,724
True North Communications, Inc.	12,785	383,550
Total Consumer Cyclicals		5,240,620
Consumer Staples - 5.2%		
Avon Products, Inc.	23,785	1,320,068
Heinz (H.J.) Co.	5,400	270,675
Kimberly-Clark Corp.	14,895	849,015
Rite Aid Corp.	23,500	578,687
Total Consumer Staples		3,018,445
Energy - 5.3%		
Elf Aquitaine, Sponsored ADR	8,541	628,297
Mobil Corp.	5,860	580,140
Texaco, Inc.	9,800	612,500
Total Fina SA, Sponsored ADR	7,100	457,506
USX-Marathon Group	24,085	784,268
Total Energy		3,062,711
Financials - 21.9%		
American General Corp.	7,390	557,021
Bank of America Corp.	23,870	1,749,969
Bank One Corp.	19,160	1,141,218
BankBoston Corp.	17,405	889,831
Boston Properties, Inc.	10,300	369,513
Chase Manhattan Corp.	14,115	1,222,712
Equity Office Properties Trust	12,000	307,500
Exel Limited	12,800	723,200
Federal National Mortgage Association	24,532	1,677,376
Fleet Financial Group, Inc.	8,400	372,750
Hartford Financial Services Group, Inc.	11,465	668,553
KeyCorp	11,400	366,225
Merrill Lynch & Co., Inc.	5,495	439,257
ProLogis Trust	15,336	310,554
St. Paul Companies, Inc. The	7,100	225,869
Starwood Hotels & Resorts Worldwide, Inc.	25,465	778,273
U.S. Bancorp	20,290	689,860
Wells Fargo Co.	7,175	306,730
Total Financials		12,796,411

The accompanying notes are an integral part of these financial statements.

Managers Income Equity Fund
Schedule of Investments (concluded)
June 30, 1999 (unaudited)

	Shares	Value
Health Care - 8.7%		
American Home Products Corp.	34,580	$ 1,988,350
Baxter International, Inc.	12,370	749,931
Bristol-Myers Squibb Co.	10,760	757,908
Pharmacia & Upjohn, Inc.	9,945	565,000
SmithKline Beecham Unit PLC, Sponsored ADR	5,600	369,950
Warner Lambert Co.	9,370	650,043
Total Health Care		5,081,182
Technology - 4.4%		
Xerox Corp.	43,630	2,576,897
Transportation - 2.2%		
Canadian National Railway Co.	6,900	462,300
CSX Corp.	17,400	788,438
Total Transportation		1,250,738
Utilities - 6.6%		
Cinergy Corp.	12,000	384,000
Illinova Corp.	29,075	792,294
Montana Power Co. (The)	10,080	710,640
PacifiCorp	23,100	424,463
Sonat, Inc.	20,165	667,966
Williams Companies, Inc. (The)	20,620	877,638
Total Utilities		3,857,001
Total Investments - 100.1%		
(cost $45,645,404)		58,321,337
Other Assets, less Liabilities – (0.1)%		(9,054)
Net Assets - 100.0%		$ 58,312,283

Note: Based on the cost of investments of $45,673,357 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $13,331,807 and $683,827, respectively, resulting in net unrealized appreciation of investments of $12,647,980.

Investment Abbreviations:

ADR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank. Sponsored ADRs are initiated by the underlying foreign company.

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund
Schedule of Investments
June 30, 1999 (unaudited)

	Shares	Value
Common Stocks - 98.3%		
Capital Goods - 1.4%		
General Electric Co.	14,900	$ 1,683,700
Communication Services - 9.1%		
Covad Communications Group, Inc.*	41,400	2,204,550
Global TeleSystems Group, Inc.*	26,000	2,104,375
MCI WorldCom Inc.*	42,100	3,620,600
Qwest Communications International, Inc.*	78,500	2,595,406
Sprint Corp. PCS (Group)*	12,200	696,925
Total Communication Services		11,221,856
Consumer Cyclicals - 9.1%		
Amazon.com, Inc.*	11,600	1,450,725
CMGI, Inc.*	13,600	1,549,550
Costco Cos., Inc.*	34,300	2,744,000
Home Depot, Inc.	42,700	2,751,481
Linens 'n Things, Inc.*	28,200	1,233,750
Staples, Inc.*	47,350	1,461,931
Total Consumer Cyclicals		11,191,437
Consumer Staples - 12.0%		
Adelphia Communications Corp.*	17,200	1,108,325
AT&T Corp., Liberty Media Group*	75,800	2,785,650
CBS Corp.*	59,300	2,575,844
Comcast Corp., Class A	6,900	247,106
Comcast Corp., Special Class A, non-voting shares	16,800	645,750
CVS Corp.	31,100	1,578,325
Gillette Co.	10,200	418,200
Infinity Broadcasting Corp.*	36,000	1,071,000
Mediaone Group, Inc.*	18,200	1,353,625
RCN Corp.*	34,800	1,448,550
United Pan-Europe Communications NV, ADR*	10,700**	589,838
Walgreen Co.	31,600	928,250
Total Consumer Staples		14,750,463
Energy - 5.6%		
Baker Hughes Inc.	20,500	686,750
BJ Services Co.*	35,200	1,036,200
Diamond Offshore Drilling, Inc.	23,900	678,163
Global Marine Inc.*	95,100	1,468,106
Halliburton Co.	15,400	696,850
R&B Falcon Corp.*	106,100	994,688

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares	Value
Energy (continued)		
Schlumberger, Ltd.	10,700	$ 681,456
Weatherford International, Inc.*	19,100	699,537
Total Energy		6,941,750
Financials - 13.3%		
American Express Co.	20,400	2,654,550
American International Group, Inc.	16,900	1,978,356
Capital One Financial Corp.	36,600	2,038,163
Charles Schwab Corp.	11,200	1,230,600
Citigroup, Inc.	58,500	2,778,750
Freddie Mac	8,700	504,600
Morgan Stanley Dean Witter & Co.	23,900	2,449,750
Nextcard, Inc.*	39,600	1,341,450
Providian Financial Corp.	15,200	1,421,200
Total Financials		16,397,419
Health Care - 7.0%		
Bausch & Lomb, Inc.	13,200	1,009,800
Biogen, Inc.*	16,600	1,067,588
Guidant Corp.	33,600	1,728,300
Medtronic, Inc.	35,000	2,725,625
Sepracor, Inc.*	7,200	583,200
VISX, Inc.*	18,700	1,481,975
Total Health Care		8,596,488
Technology - 39.9%		
Amdocs Ltd.*	50,900	1,157,975
America Online, Inc.*	27,700	3,060,850
Ariba Inc.*	5,800	564,775
Broadcom Corp., Class A*	8,400	1,213,800
Cisco Systems, Inc.*	44,400	2,861,025
Copper Mountain Networks, Inc.*	15,800	1,216,600
Dell Computer Corp.*	53,800	1,987,238
EMC Corp.*	36,300	1,996,500
Equant NV, NY registered shares*	15,200	1,430,700
Great Plains Software, Inc.*	14,400	668,700
Inktomi Corp.*	11,600	1,525,400
Intel Corp.	17,700	1,052,044
Lexmark International Group, Inc.*	12,000	792,750
Lucent Technologies, Inc.	21,300	1,436,419
Metromedia Fiber Network, Inc.*	16,700**	600,156
Microsoft Corp.*	48,400	4,362,050
Network Appliance, Inc.*	16,300	910,763

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund
Schedule of Portfolio Investments (continued)
June 30, 1999 (unaudited)

	Shares	Value
Technology (continued)		
Nokia Corp., Sponsored ADR	17,600	$ 1,611,500
NorthPoint Communications Group, Inc.*	31,800	1,160,700
Oracle Corp.*	17,350	644,119
PE Corp., PE Biosystems Group	10,300	1,181,925
Phone.com, Inc.*	28,400	1,590,400
Priceline.com, Inc.*	14,700**	1,697,850
Redback Networks Inc.*	8,200	1,029,613
Rhythms NetConnections Inc.*	19,400	1,133,687
Sun Microsystems, Inc.*	39,600	2,727,450
Texas Instruments, Inc.	19,300	2,798,500
Uniphase Corp.*	7,100**	1,178,600
VERITAS Software Corp.*	19,399	1,841,692
Vitesse Semiconductor Corp.*	9,900	671,962
Yahoo! Inc.*	17,664	3,041,520
Total Technology		49,147,263
Utilities - 0.9%		
Williams Companies, Inc. (The)	26,200	1,115,137
Total Common Stocks (cost $96,823,490)		121,045,513
Other Investment Companies - 3.8%******		
AIM Liquid Asset Portfolio, 5.16%***	716,902	716,902
Alliance Institutional Reserves Prime Portfolio, 4.92%***	841,353	841,353
Janus Money Market Fund, 5.02%***	155,144	155,144
JPM Prime Money Market Fund, 4.62%	1,895,478	1,895,478
Provident Institutional TempFund, 4.83%***	263,413	263,413
Scudder Institutional Money Market Fund, 4.99%***	738,632	738,632
Total Other Investment Companies (cost $4,610,922)		4,610,922
Total Investments - 102.1% (cost $101,434,412)		125,656,435
Other Assets, less Liabilities – (2.1)%		(2,539,251)
Net Assets - 100.0%		$123,117,184

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund
Schedule of Investments (concluded)
June 30, 1999 (unaudited)

Note: Based on the cost of investments of $102,385,017 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $25,498,841 and $2,227,423, respectively, resulting in net unrealized appreciation of investments of $23,271,418.

* Non-income-producing securities.

** Some or all of these shares, amounting to $2,760,476, or 2.2% of net assets, were out on loan to various brokers as of June 30, 1999.

*** Collateral received from brokers for securities lending was invested in these short-term investments.

**** Yield shown for each investment Co. represents the June 30, 1999 seven-day average yield, which refers to the sum of the previous seven days' dividend paid, expressed as an annual percentage.

Investment Abbreviations:

ADR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank. Sponsored ADRs are initiated by the underlying foreign company.

NY registered shares:
Shares of foreign companies registered on the New York Stock Exchange.

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments
June 30, 1999 (unaudited)

	Shares		Value
Common Stocks - 94.5%			
Basic Materials - 1.3%			
Allegheny Teledyne, Inc.	71,539	$	1,618,570
ATMI, Inc.	199,700		5,891,150
Mail-Well, Inc.	234,400		3,794,350
NuCo2, Inc.	90,100		765,850
Sylvan, Inc.	110,400		1,283,400
Total Basic Materials			13,353,320
Capital Goods - 9.4%			
AAR Corp.	259,200		5,880,600
Advanced Energy Industries, Inc.	50,400		2,041,200
Allied Waste Industries, Inc.	138,125		2,727,969
Anaren Microwave, Inc.	182,100		3,755,813
Arguss Holdings, Inc.	115,000		2,177,813
Ault Incorporated	160,100		1,290,806
BHA Group, Inc.	130,470		1,076,378
C&D Technologies, Inc.	217,600		6,664,000
Casella Waste Systems Inc., Class A	146,200		3,764,650
Checkpoint Systems, Inc.*	309,900		2,769,731
Cognex Corporation	66,300		2,088,450
Flextronics International	36,000		1,989,000
Furon Co.	114,800		2,181,200
Group Maintenance America Corp.	117,700		1,522,744
Jabil Circuit, Inc.	29,500		1,331,188
JLG Industries, Inc.	388,600		7,917,725
LSI Industries, Inc.	49,500		1,194,188
Lydall, Inc.*	100,000		1,150,000
Met-Pro Corp.	92,300		1,153,750
Mettler-Toledo International, Inc.	134,400		3,334,800
Miller Industries, Inc.	246,300		969,806
Motorcar Parts & Accesories, Inc.	131,800		691,950
Quanta Services, Inc.	99,400		4,373,600
Rogers Corp.*	76,700		2,262,650
Scotsman Industries, Inc.	84,000		1,811,250
Sensormatic Electronics Corp.*	247,300**		3,446,744
Sequa Corp, Class A*	99,600		6,972,000
Superior Services, Inc.	116,600		3,104,475
URS Corp.	66,400		1,946,350
Waste Connections, Inc.	98,700		2,973,337
Waste Industries, Inc.	119,000		2,075,062
Watsco, Inc.	138,600		2,269,574

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares	Value
Capital Goods (continued)		
Wolverine Tube, Inc.	48,100	$ 1,208,512
Zomax Optical Media, Inc.	162,300	7,141,200
Total Capital Goods		97,258,515
Communication Services - 1.1%		
CFW Communications Co.	75,900	1,802,625
Metrocall, Inc.	153,180	411,671
Network Plus Corp.	9,200	192,625
Powerwave Technologies, Inc.	126,500	4,079,625
Price Communications Corp.	60,700	910,500
Rural Cellular Corp., Class A	173,500	3,426,625
SBA Communcations Corp.	59,900**	584,025
Total Communication Services		11,407,696
Consumer Cyclicals - 15.4%		
99 Cents Only Stores	32,200	1,607,988
Aaron Rents, Inc., Class B	126,400	2,812,400
Action Performance Companies, Inc.	59,400**	1,956,488
AnnTaylor Stores Corp.	129,500**	5,827,500
Avis Rent A Car, Inc.	111,000	3,232,875
Baker, Michael Corp.	223,000	1,686,438
Borg-Warner Security Corp.	102,600	2,084,063
Brookdale Living Communities, Inc.	20,800	308,100
Carriage Services, Inc., Class A	354,900**	6,654,375
Chemed Corp.	67,800	2,254,350
Children's Comprehensive Services, Inc.	71,100	479,925
Coinmach Laundry Corporation	149,800**	1,881,863
Cone Mills Corp.*	52,900	317,400
Consolidated Stores Corp.	208,052**	5,617,404
Cost Plus, Inc.	61,700	2,799,638
David's Bridal, Inc.	183,300**	2,852,606
Diamond Technology Partner, Inc.	75,200	1,677,900
Duckwall-ALCO Stores, Inc.	111,800	1,173,900
e4L, Inc.	316,300**	2,273,406
Electro Rent Corp.	140,700	1,512,525
F.Y.I., Inc.	93,000	2,900,438
Freds, Inc., Class A	93,050	1,453,906
Gadzooks, Inc.	188,500	3,016,000
Gemstar International Group Ltd.	81,300	5,304,825
Genesco, Inc.	275,200**	4,007,600
Glacier Water Services, Inc.	66,600	1,323,675
Hanover Compressor Co.	52,700	1,692,988
Hanover Direct, Inc.	500,000	1,406,250

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares		Value
Consumer Cyclicals (continued)			
Helen of Troy Ltd.	159,900	$	2,848,219
Homeseekers.com	108,900		517,275
Horizon Health Corp.	126,700		918,575
Houghton Mifflin Co.	86,400		4,066,200
Hughes Supply, Inc.	71,050		2,109,297
IMPCO Technologies, Inc.	147,700		1,864,713
ITT Educational Services, Inc.*	200,000		5,212,500
Lamar Advertising Co., Class A	160,400		6,556,350
M/A/R/C, Inc.	41,600		572,000
Mac-Gray Corporation	168,700		1,476,125
Michael Anthony Jewelers, Inc.	82,400		334,750
MIPS Technologies, Inc.	152,900		7,310,531
Newgen Results Corp.	110,600**		1,327,200
OrthAlliance, Inc., Class A	204,500		1,508,188
Pameco Corp.	59,900		456,738
Pittston Brink's Group	285,800		7,645,150
Protection One, Inc.	307,300		1,651,737
Rent-Way, Inc.	157,800		3,885,824
REX Stores Corp.	22,600		673,762
Rock of Ages Corp., Class A	103,200		1,051,350
Steven Madden, Ltd.	198,750		2,683,124
Tarrant Apparel Group	52,700		1,189,043
TeleTech Holdings, Inc.	933,200		9,332,000
TJX Companies, Inc.	80,000		2,665,000
Tower Automotive, Inc.	137,000		3,484,937
U.S. Vision, Inc.	256,300		1,337,565
United Rentals, Inc.	106,100		3,129,950
World of Science, Inc.	202,700		405,400
Xtra Corp.*	274,400		12,605,250
Total Consumer Cyclicals			158,935,579
Consumer Staples - 10.9%			
ABM Industries, Inc.	105,600		3,240,600
Adelphia Communications Corporation	30,800**		1,984,675
Applebee's International, Inc.	115,000		3,464,375
Benihana, Inc., Class A	153,300		2,069,550
Bindley Western Industries, Inc.	257,067		5,928,600
Cinar Films Inc., Class B	300,800		7,332,000
Citadel Communications Corp.	156,500		5,663,344
Consolidated Graphics, Inc.	126,300		6,315,000
Cox Radio, Inc., Class A*	106,200		5,761,350
Duane Reade, Inc.*	189,200**		5,794,250
Emmis Broadcasting Corp., Class A	326,600		16,105,463

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares		Value
Consumer Staples (continued)			
Gaylord Entertainment Co., Class A	131,400	$	3,942,000
Granite Broadcasting Corp.	225,000**		1,729,688
Gray Communications Systems, Inc.	72,700		1,454,000
Gray Communications Systems, Inc., Class B	1,200		16,950
Image Entertainment, Inc.	162,050		1,053,325
Jones Intercable, Inc., Class A	48,500		2,376,500
Loews Cineplex Entertainment Corp.	177,700		1,932,488
Manpower, Inc.	46,500		1,052,063
Merkert American Corp.	121,500		1,154,250
NPC International, Inc.	201,700		3,088,531
Owens & Minor, Inc. Holding Co.	213,300**		2,346,300
Papa John's International, Inc.	32,400**		1,445,850
Premier Parks, Inc.	227,000		8,342,250
Priority Healthcare Corporation, Class B*	114,561		3,952,355
Ruby Tuesday, Inc.	222,000		4,218,000
Saga Communications, Inc., Class A	121,400		2,261,075
Tetra Tech, Inc.	89,948		1,484,134
Topps Company, Inc. (The)	206,600		1,504,305
Volt Information Sciences, Inc.*	69,350		1,586,380
Whole Foods Market, Inc.	68,600**		3,292,800
Total Consumer Staples			111,892,451
Energy - 1.1%			
Atwood Oceanics, Inc.	75,800		2,368,750
Berry Petroleum Co., Class A	118,900		1,657,169
Global Industries Ltd.	258,700		3,314,594
Tosco Corp.	75,000		1,945,313
Varco International, Inc.	189,600		2,073,750
Total Energy			11,359,576
Financials - 9.9%			
Advance Paradiam, Inc.	85,200		5,133,300
Alabama National Bancorporation	64,400		1,585,850
Allied Capital Corp.	340,565		8,152,275
Andover Bancorp, Inc.	98,500		3,090,438
Cash America International, Inc.	316,900		4,080,088
Charter One Financial, Inc.	187,534		5,204,069
Chateau Communities, Inc.	57,729		1,728,262
Chittenden Corp.	214,000		6,687,500
Downey Financial Corp.	278,580		6,111,349
Equity Inns, Inc.	179,800		1,663,150
First Washington Bancorp, Inc.	180,400		3,608,000
Golden State Bancorp, Inc.*	26,400**		580,800

The accompanying notes are an integral part of these financial statements.

	Shares	Value
Financials (continued)		
Harbor Florida Bancshares, Inc.	224,900	$ 2,740,969
Health Care Property Investors, Inc.	57,400	1,657,425
Hilb, Rogal & Hamilton Co.	128,000	2,864,000
Mercantile Bancorporation, Inc.	62,037	3,543,864
Metris Companies Inc.	79,586	3,243,130
National Health Investors, Inc.	51,400	1,172,563
National Western Life Insurance Co., Class A*	12,000	1,155,000
Net.B@nk, Inc.	46,100**	1,751,800
Pacific Gulf Properties, Inc.	86,300	1,952,538
Penn Treaty American Corp.	85,200	2,050,125
Penn-America Group, Inc.	158,350	1,642,881
People's Bank	48,200	1,467,088
Riverview Bancorp, Inc.	50,000	562,500
Seacoast Financial Services Corp.	227,500	2,559,375
Sovran Self Storage, Inc.	65,400	1,761,712
Sterling Financial Corp.*	178,200	2,450,250
Summit Bancorp	71,332	2,982,568
TeleBanc Financial Corporation	38,200	1,475,474
Timberland Bancorp, Inc.	175,000	2,056,250
UST Corp.	320,000	9,660,000
Washington Mutual, Inc.	33,750	1,193,905
Webster Financial Corp.	179,800	4,877,074
Total Financials		102,445,572
Health Care - 6.8%		
Advocat, Inc.	189,000	366,188
Arthrocare Corporation	147,100	3,015,550
Biomatrix, Inc.	103,000**	2,227,375
Centennial HealthCare Corporation	127,600	673,888
EndoSonics Corporation	86,800	602,175
Genelabs Technologies, Inc.	452,900	750,116
Gilead Sciences, Inc.	78,500	4,091,813
Hologic, Inc.	55,000	309,375
IDEC Pharmaceuticals Corp.	18,400	1,416,800
Jones Pharma, Inc.	90,700	3,565,644
King Pharmaceuticals, Inc.	100,800	2,608,200
Laser Vision Centers, Inc.	70,600	4,438,975
Lunar Corp.	34,300	270,113
Mariner Post-Acute Network, Inc.	273,200	110,988
Medicis Pharmaceutical Corporation	52,300	1,327,113
MiniMed Inc.	123,100	9,471,006
National Dentex Corp.	84,400	1,455,900
Novoste Corporation	62,700	1,312,781

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares		Value
Health Care (continued)			
Orthodontic Centers of America, Inc.	204,800	$	2,892,800
Oxford Health Plans, Inc.	39,400		610,700
Perclose, Inc.	65,100		3,124,800
Pharmaceutical Product Development, Inc.	52,600		1,436,638
Prime Medical Services, Inc.	217,200		1,601,850
Protocol Systems, Inc.*	155,400		1,320,900
Quorum Health Group, Inc.	385,750		4,845,983
Res-Care, Inc.	137,000**		3,099,624
ResMed, Inc.	42,000		1,391,250
Rural/Metro Corp.	179,000		1,700,500
Universal Health Services, Inc., Class B	101,500		4,846,624
Wesley Jessen VisionCare, Inc.	163,400		5,218,587
Total Health Care			70,104,256
Technology - 32.5%			
AboveNet Communications, Inc.	70,600		2,846,063
Affiliated Computer Services, Inc., Class A	60,700		3,072,938
Alpha Industries, Inc.*	316,050		15,051,881
American Tower Corp., Class A*	217,500		5,220,000
Amplicon, Inc.	72,100		991,375
ANADIGICS, Inc.*	439,100		16,219,256
Ancor Communications, Inc.	303,300		9,800,381
ANTEC Corp.	104,000**		3,315,000
Applied Micro Circuits Corp.	76,500		6,368,625
Atmel Corporation	107,000		2,795,375
Audiovox Corporation	212,100		2,333,100
BroadVision, Inc.	63,900		4,704,638
Brocade Communications Systems, Inc.	23,600**		2,275,925
Brooktrout Technology, Inc.	94,100		1,505,600
CACI International, Inc., Class A	80,600		1,813,500
Caredata Com Inc.	157,700		1,399,588
CBT Group PLC, Sponsored ADR	148,000		2,414,250
Celestica, Inc.	53,400**		2,312,888
Cognizant Technology Solutions	67,500		1,750,781
Comdial Corp.	140,600		984,200
CommScope, Inc.	111,300		3,422,475
Computer Network Technology Corporation	113,800		2,453,813
Concentric Network Corporation	80,400		3,190,875
Concord EFS, Inc.	93,512		3,956,727
Conexant Systems, Inc.*	218,000		12,644,000
Cytyc Corp.	149,700		2,909,794
Davel Communications, Inc.	234,765		1,232,516
Dendrite International, Inc.	72,600		2,622,675

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (continued)
June 30, 1999 (unaudited)

	Shares		Value
Technology (continued)			
DT Industries, Inc.	83,700	$	768,994
Eclipsys Corporation	48,900		1,170,544
Emulex Corp.	151,300		16,822,669
Excel Switching Corp.	127,900		3,797,031
GlobeSpan, Inc.	27,500		1,079,375
Harmonic Lightwaves, Inc.	59,300		3,402,338
hi/fn, inc.	26,300**		1,987,294
Information Resources Engineering, Inc.	186,500		5,571,688
InfoSpace.com, Inc.	125,800**		5,912,600
Inter-Tel, Inc.	120,500		2,169,000
International Network Services	79,100**		3,183,775
K-Tron International, Inc.	103,800		1,829,475
Kent Electronics Corporation	338,700		6,710,494
Kopin Corp.	117,800		2,812,475
L-3 Communications Holdings, Inc.	172,300		8,324,244
Lifeline Systems, Inc.	61,400		1,181,950
Macromedia, Inc.	50,800		1,803,400
Maxwell Technologies, Inc.	136,700		3,280,800
MDSI Mobile Solutions, Inc.	149,700		2,395,200
Mediconsult.com, Inc.	230,950		2,396,106
Mercury Interactive Corp.	67,300		2,380,738
Micrel, Inc.	68,100		5,039,400
Microchip Technology, Inc.	145,900		6,912,013
Micromuse Inc.	69,900		3,477,525
National Data Corp.	45,200		1,932,300
Netopia, Inc.	19,000		450,063
Network Appliance, Inc.	33,200		1,855,050
New Era of Networks, Inc.	175,200**		7,686,900
NOVA Corp.	159,579		3,989,475
OrCAD, Inc.	270,000		3,425,625
Orckit Communications Ltd.	267,700		6,625,575
Phoenix Technology Ltd. Rts.	109,500		1,943,625
Photon Dynamics, Inc.	99,500		1,194,000
Policy Management Systems Corp.*	204,600		6,138,000
Pomeroy Computer Resources, Inc.	64,000		892,000
PSInet, Inc.	106,300		4,643,981
Puma Technology, Inc.	144,500		758,625
QLogic Corp.	49,600		6,547,200
QRS Corp.	20,900		1,630,200
Rational Software Corp.*	56,500		1,860,969
RF Micro Devices, Inc.	60,800		4,537,200
SDL, Inc.	39,600		2,022,075
Semtech Corp.	64,400		3,348,800

The accompanying notes are an integral part of these financial statements.

	Shares	Value
Technology (continued)		
Shared Medical Systems Corp.	270,100**	$ 17,624,025
Sipex Corp.	81,400	1,658,525
Sykes Enterprises, Inc.	72,600	2,418,487
TranSwitch Corporation	116,700	5,521,368
TSI International Software, Ltd.	70,600	2,003,274
Unitrode Corp.*	240,000	6,885,000
USWeb Corporation	155,100	3,441,280
Verio, Inc.	68,000	4,721,750
VeriSign, Inc.	66,800	5,761,500
VERITAS Software Corp.	26,512	2,516,9812
Visual Networks, Inc.	55,700	1,778,918
Waters Corp.	54,200	2,879,374
Ziplink, Inc.	136,400	1,705,000
Total Technology		334,414,513
Transportation - 4.7%		
AHL Services, Inc.	98,100	2,427,975
Air Express International Corp.	222,050	5,579,006
Airborne Freight Corp.	418,200**	11,578,913
American Classic Voyages Co.	156,200	3,690,225
Circle International Group, Inc.	237,300	5,190,938
CNF Transportation, Inc.	68,100	2,613,338
Coach USA, Inc.	37,400	1,568,463
Fritz Companies, Inc.*	293,600	3,156,200
Iron Mountain, Inc.	89,250	2,554,781
MotivePower Industries, Inc.	176,500	3,177,000
Pierce Leahy Corp.	31,700	782,594
Pittston Burlington Corp.	163,100	1,549,450
Sea Containers, Ltd., Class A	107,000	3,591,187
Sea Containers, Ltd., Class B	13,890	467,050
Total Transportation		47,927,120
Utilities - 1.4%		
Calpine Corp.	135,700	7,327,800
El Paso Electric Co.*	808,900	7,229,544
Total Utilities		14,557,344
Total Common Stocks (cost $745,473,121)		973,655,942

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
Schedule of Investments (concluded)
June 30, 1999 (unaudited)

	Shares	Value
Other Investment Companies - 7.9%******		
Calvert Cash Reserves Institutional Prime Fund, 5.01%	20,644,088	$ 20,644,088
CitiFunds Institutional Liquid Reserves, 4.92%	19,638,683	19,638,683
JPM Prime Money Market Fund, 4.62%	16,348,667	16,348,667
Navigator Securities Lending Prime Portfolio, 5.01%***	24,988,903	24,988,903
Total Other Investment Companies (cost $81,620,341)		81,620,341
Total Investments - 102.4% (cost $827,093,462)		1,055,276,283
Other Assets, less Liabilities – (2.4)%		(24,817,891)
Net Assets - 100.0%		$ 1,030,458,392

Note: Based on the cost of investments of $829,030,226 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $277,071,759 and $50,825,702, respectively, resulting in net unrealized appreciation of investments of $226,246,057.

* Non-income-producing securities.

** Some or all of these shares, amounting to $23,349,958, or 2.3% of net assets, were out on loan to various brokers as of June 30, 1999.

*** Collateral received from brokers for securities lending was invested in these short-term investments.

**** Yield shown for each investment company represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividend paid, expressed as an annual percentage.

Investment Abbreviations:

ADR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank. Sponsored ADRs are initiated by the underlying foreign company.

The accompanying notes are an integral part of these financial statements.

The Managers Funds
Statements of Assets and Liabilities
June 30, 1999 (unaudited)

	Managers Income Equity Fund	Managers Capital Appreciation Fund	Managers Special Equity Fund
Assets:			
Investments at value*	$58,321,337	$125,656,435	$1,055,276,283
Cash	--	711	--
Receivable for investments sold	440,304	521,691	12,873,925
Receivable for Fund shares sold	48,831	1,778,300	6,848,515
Dividends, interest and other receivables	94,523	21,925	366,803
Prepaid expenses	13,222	22,542	104,997
Total assets	58,918,217	128,001,604	1,075,470,523
Liabilities:			
Payable to Custodian	19,798	--	--
Payable for Fund shares repurchased	27,608	199,412	6,157,844
Payable upon return of securities loaned	--	2,715,444	24,988,903
Payable for investments purchased	471,405	1,814,503	12,761,330
Accrued expenses:			
Investment advisory and management fees	37,012	76,162	711,268
Administrative fees	12,337	23,801	197,574
Other	37,774	55,098	195,212
Total liabilities	605,934	4,884,420	45,012,131
Net Assets	$58,312,283	$123,117,184	$1,030,458,392
Shares outstanding	1,720,099	2,871,715	15,045,917
Net asset value, offering and redemption price per share	$33.90	$42.87	$68.49
Net Assets Represent:			
Paid-in capital	$39,946,896	$76,690,872	$770,974,543
Undistributed net investment income (loss)	1,685	(438,314)	(2,222,574)
Accumulated net realized gain from investments	5,687,769	22,642,603	33,523,602
Net unrealized appreciation of investments	12,675,933	24,222,023	228,182,821
Net Assets	$58,312,283	$123,117,184	$1,030,458,392
*Investments at cost	$45,645,404	$101,434,412	$827,093,462

The accompanying notes are an integral part of these financial statements.

The Managers Funds
Statements of Operations
For the six months ended June 30, 1999 (unaudited)

	Managers Income Equity Fund	Managers Capital Appreciation Fund	Managers Special Equity Fund
Investment Income:			
Dividend income	$ 716,029	$ 150,173	$ 2,424,876
Interest income	11,069	85,634	1,149,858
Foreign withholding tax	(11,541)	(912)	--
Stock loan fees	1,748	23,697	117,466
Total investment income	717,305	258,592	3,692,200
Expenses:			
Investment advisory and management fees	235,344	431,415	4,110,249
Administrative fees	78,448	134,817	1,141,736
Custodian fees	33,955	43,980	216,299
Transfer agent fees	40,400	54,364	396,521
Audit fees	14,437	18,628	26,955
Registration fees	7,418	11,719	36,770
Insurance	2,847	4,626	23,136
Trustee fees	2,381	4,410	33,875
Legal fees	1,053	1,976	15,399
Miscellaneous expenses	4,053	10,259	63,204
Total expenses before reductions	420,336	716,194	6,064,144
Expense reductions	(724)	(19,288)	(5,926)
Net expenses	419,612	696,906	6,058,218
Net investment income (loss)	297,693	(438,314)	(2,366,018)
Net Realized and Unrealized Gain (Loss):			
Net realized gain on investment transactions	5,982,463	21,986,286	59,221,003
Net unrealized appreciation of investments	309,405	2,919,332	52,003,464
Net realized and unrealized gain	6,291,868	24,905,618	111,224,467
Net Increase in Net Assets Resulting from Operations	$6,589,561	$24,467,304	$108,858,449

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

	Managers Income Equity Fund	
	For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998
Increase (Decrease) in Net Assets From Operations:		
Net investment income (loss)	$ 297,693	$ 866,023
Net realized gain (loss) on investments	5,982,463	4,967,355
Net unrealized appreciation of investments	309,405	1,379,664
Net increase in net assets resulting from operations	6,589,561	7,213,042
Distributions to Shareholders:		
From net investment income	(317,361)	(865,105)
From net realized gain on investments	--	(7,385,826)
Total distributions to shareholders	(317,361)	(8,250,931)
From Capital Share Transactions:		
Proceeds from sale of shares	8,942,650	23,758,769
Net asset value of shares issued in connection with reinvestment of dividends and distributions	287,571	7,479,697
Cost of shares repurchased	(26,581,264)	(25,755,736)
Net increase (decrease) from capital share transactions	(17,351,043)	5,482,730
Total increase (decrease) in net assets	(11,078,843)	4,444,841
Net Assets:		
Beginning of period	69,391,126	64,946,285
End of period	$ 58,312,283	$69,391,126
End of period undistributed (overdistributed) net investment income	$ 1,685	$ 21,353
Share Transactions:		
Sale of shares	282,099	729,152
Shares issued in connection with reinvestment of dividends and distributions	9,163	244,946
Shares repurchased	(833,615)	(802,321)
Net increase (decrease) in shares	(542,353)	171,777

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund		Managers Special Equity Fund	
For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998	For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998
$ (438,314)	$ (590,885)	$ (2,366,018)	$ (2,155,039)
21,986,286	19,561,648	59,221,003	(23,605,905)
2,919,332	11,585,959	52,003,464	31,926,270
24,467,304	30,556,722	108,858,449	6,165,326
--	--	--	--
--	(10,197,107)	--	(1,103,588)
--	(10,197,107)	--	(1,103,588)
54,956,659	110,123,436	699,387,057	962,148,890
--	9,382,893	--	933,968
(44,497,909)	(125,534,506)	(737,726,099)	(727,912,988)
10,458,750	(6,028,177)	(38,339,042)	235,169,870
34,926,054	14,331,438	70,519,407	240,231,608
88,191,130	73,859,692	959,938,985	719,707,377
$123,117,184	$ 88,191,130	$1,030,458,392	$ 959,938,985
$ (438,314)	$ --	$ (2,222,574)	$ 143,444
1,395,355	3,635,252	11,713,612	16,300,224
--	275,562	--	15,795
(1,134,072)	(4,347,025)	(12,344,115)	(12,403,122)
261,283	(436,211)	(630,503)	3,912,897

The accompanying notes are an integral part of these financial statements.

Managers Income Equity Fund
Financial Highlights

For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995	1994
Net Asset Value, Beginning of Period	$30.67	$31.06	$30.49	$28.43	$24.90	$27.89
Income from Investment Operations:						
Net investment income	0.15	0.41	0.67	0.76	0.87	0.80
Net realized and unrealized gain (loss) on investments	3.24	3.10	7.27	3.97	7.47	(0.50)
Total from investment operations	3.39	3.51	7.94	4.73	8.34	0.30
Less Distributions to Shareholders from:						
Net investment income	(0.16)	(0.41)	(0.69)	(0.76)	(0.86)	(0.83)
Net realized gain on investments	---	(3.49)	(6.68)	(1.91)	(3.95)	(2.46)
Total distributions to shareholders	(0.16)	(3.90)	(7.37)	(2.67)	(4.81)	(3.29)
Net Asset Value, End of Period	$33.90	$30.67	$31.06	$30.49	$28.43	$24.90
Total Return	11.10% (b)	11.77%	27.19%	17.08%	34.36%	0.99%
Ratio of net expenses to average net assets	1.34% (a)(c)	1.28% (a)	1.32% (a)	1.44% (a)	1.45%	1.33%
Ratio of net investment income to average net assets	0.95% (c)	1.26%	1.97%	2.63%	2.85%	3.06%
Portfolio turnover	49% (b)	84%	96%	33%	36%	46%
Net assets at end of period (000's omitted)	$58,275	$69,391	$64,946	$53,063	$37,807	$48,875

(a) The Fund has entered into arrangements with one or more third-party broker-dealer(s) who have paid a portion of the Fund's expenses. In addition, the Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent these expense reductions, the annualized ratio of expenses to average net assets for the six months ended June 30, 1999, and the years ended December 31, 1998, 1997 and 1996 would have been 1.34%, 1.32%, 1.35% and 1.44%, respectively. (See Note 1c of Notes to Financial Statements).

(b) Not annualized.

(c) Annualized.

Managers Capital Appreciation Fund
Financial Highlights
For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995	1994
Net Asset Value, Beginning of Period	$33.78	$24.24	$26.34	$27.14	$23.25	$25.17
Income from Investment Operations:						
Net investment income (loss)	(0.15)	(0.23)	(0.13) (a)	0.09	0.09	0.12
Net realized and unrealized gain (loss) on investments	9.24	14.18	3.15	3.66	7.62	(0.49)
Total from investment operations	9.09	13.95	3.02	3.75	7.71	(0.37)
Less Distributions to Shareholders from:						
From net investment income	---	---	---	(0.10)	(0.08)	(0.12)
From net realized gain on investments	---	(4.41)	(5.12)	(4.45)	(3.74)	(1.39)
In excess of net realized gain on investments	---	---	---	---	---	(0.04)
Total distributions to shareholders	---	(4.41)	(5.12)	(4.55)	(3.82)	(1.55)
Net Asset Value, End of Period	$42.87	$33.78	$24.24	$26.34	$27.14	$23.25
Total Return	11.81% (c)	57.41%	12.74%	13.73%	33.39%	(1.50)%
Ratio of net expenses to average net assets	1.29% (b)(d)	1.29% (b)	1.26% (b)	1.33% (b)	1.36%	1.29%
Ratio of net investment income (loss) to average net assets	(0.81)% (d)	(0.80)%	(0.45)%	0.34%	0.31%	0.53%
Portfolio turnover	100% (c)	252%	235%	172%	134%	122%
Net assets at end of period (000's omitted)	$123,117	$88,191	$73,860	$101,282	$83,353	$86,042

(a) Calculated using the average shares outstanding during the year.
(b) The Fund has entered into arrangements with one or more third-party broker-dealer(s) who have paid a portion of the Fund's expenses. In addition, the Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent these expense reductions, the annualized ratio of expenses to average net assets for the six months ended June 30, 1999, and the years ended December 31, 1998, 1997 and 1996 would have been 1.33%, 1.36%, 1.32% and 1.38%, respectively. (See Note 1c of Notes to Financial Statements).
(c) Not annualized.
(d) Annualized.

Managers Special Equity Fund
Financial Highlights

For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995	1994
Net Asset Value, Beginning of Period	$61.23	$61.18	$50.95	$43.34	$36.79	$38.90
Income from Investment Operations:						
Net investment income (loss)	(0.16)	(0.14)	0.08	(0.00)	(0.07) (a)	(0.01)
Net realized and unrealized gain (loss) on investments	7.42	0.26	12.29	10.68	12.28	(0.76)
Total from investment operations	7.26	0.12	12.37	10.68	12.21	(0.77)
Less Distributions to Shareholders from:						
Net investment income	---	---	(0.07)	---	---	---
Net realized gain on investments	---	(0.07)	(2.07)	(3.07)	(5.66)	(1.34)
Total distributions to shareholders	---	(0.07)	(2.14)	(3.07)	(5.66)	(1.34)
Net Asset Value, End of Period	$68.49	$61.23	$61.18	$50.95	$43.34	$36.79
Total Return	11.81% (c)	0.20%	24.45%	24.75%	33.94%	(1.99)%
Ratio of net expenses to average net assets	1.33% (b)(d)	1.34% (b)	1.35%	1.43%	1.44%	1.37%
Ratio of net investment income to average net assets	(0.52)% (d)	(0.26)%	0.17%	(0.10)%	(0.16)%	(0.06)%
Portfolio turnover	49% (c)	64%	49%	56%	65%	66%
Net assets at end of period (000's omitted)	$1,029,747	$959,939	$719,707	$271,433	$118,362	$111,584

(a) Calculated using the average shares outstanding during the year.

(b) The Fund has entered into arrangements with one or more third-party broker-dealer(s) who have paid a portion of the Fund's expenses. In addition, the Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent these expense reductions, the annualized ratio of expenses to average net assets for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997 would have been 1.33%, 1.34% and 1.36%, respectively. (See Note 1c of Notes to Financial Statements).

(c) Not annualized.

(d) Annualized.

(1) Summary of Significant Accounting Policies

The Managers Funds (the "Trust") is a no-load, open-end, management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently the Trust is comprised of 10 investment series. Included in this report are Managers Income Equity Fund ("Income Equity"), Managers Capital Appreciation Fund ("Capital Appreciation") and Managers Special Equity Fund ("Special Equity"), collectively the "Funds."

The Funds' financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements:

(a) Valuation of Investments

Equity securities traded on a domestic or international securities exchange are valued at the last quoted sales price, or, lacking any sales, on the basis of the last quoted bid price. Over-the-counter securities for which market quotations are readily available are valued at the last quoted bid price. Fixed-income securities are valued based on valuations furnished by independent pricing services that utilize matrix systems which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations. Short-term investments, having a remaining maturity of 60 days or less, are valued at amortized cost which approximates market. Securities for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees.

(b) Security Transactions

Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

(c) Investment Income and Expenses

Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the Trust is informed of the ex-dividend date. Dividend income on foreign securities is recorded net of withholding tax. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums when required for federal income tax purposes. Non-cash dividends included in dividend income, if any, are reported at the fair market value of the securities received. Other income and expenses are recorded on an accrual basis. Expenses

which cannot be directly attributed to a particular fund are apportioned among the funds in the Trust based upon their average net assets.

The Funds each had certain portfolio trades directed to various brokers who paid a portion of such Fund's expenses. For the period ended June 30, 1999, Capital Appreciation's custody expenses were reduced by $18,531 under these arrangements.

In addition, each of the Funds has a "balance credit" arrangement with the custodian bank whereby each Fund is credited with an interest factor equal to 0.75% of the nightly Fed Funds rate for account balances left uninvested overnight. These credits serve to reduce custody expenses that would otherwise be charged to the Funds. For the period ended June 30, 1999, the Income Equity, Capital Appreciation and Special Equity Funds' custody expenses were reduced by $724, $757 and $5,927, respectively, under these arrangements.

(d) Dividends and Distributions

Dividends resulting from net investment income, if any, normally will be declared and paid monthly for Income Equity and annually for Capital Appreciation and Special Equity. Distributions of capital gains, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with Federal income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency related transactions, losses deferred due to wash sales and equalization accounting for tax purposes. Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital.

(e) Federal Taxes

Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies. Therefore, no provision for federal income or excise tax is included in the accompanying financial statements.

(f) Capital Stock

The Trust's Declaration of Trust authorizes for each series the issuance of an unlimited number of shares of beneficial interest, without par value. Each Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded on the ex-dividend date.

At June 30, 1999, certain unaffiliated shareholders, specifically omnibus accounts, individually held greater than 10% of the outstanding shares of the following Funds: Income Equity- 1 owns 23%; Capital Appreciation- 1 owns 18%; and Special Equity- 1 owns 37%.

(g) Foreign Currency Translation

The books and records of the Funds are maintained in U.S. dollars. The value of investments, assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon current foreign exchange rates. Purchases and sales of foreign investments and income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions. Net realized and unrealized gain (loss) on foreign currency transactions represent: (1) foreign exchange gains and losses from the sale and holdings of foreign currencies; (2) gains and losses between trade date and settlement date on investment securities transactions and forward foreign currency exchange contracts; and (3) gains and losses from the difference between amounts of interest and dividends recorded and the amounts actually received.

In addition, the Funds do not isolate that portion of the results of operation resulting from changes in exchange rates from the fluctuations resulting from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

(2) Agreements and Transactions with Affiliates

Effective April 1, 1999, the Trust entered into a new Fund Management Agreement under which The Managers Funds LLC (the "Investment Manager"), formerly The Managers Funds, L.P. and now a subsidiary of Affiliated Managers Group, Inc., provides or oversees investment advisory and management services to the Funds. The Investment Manager selects portfolio managers for each Fund (subject to Trustee approval), allocates assets among portfolio managers and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is managed by portfolio managers who serve pursuant to Portfolio Management Agreements with the Investment Manager and the Fund. Certain trustees and officers of the Funds are officers of the Investment Manager.

Investment advisory and management fees are paid directly by each Fund to The Managers Funds LLC based on average daily net assets. The annual investment advisory and management fee rates, as a percentage of average daily net assets for the period ended June 30, 1999, were as follows:

Fund	Investment Advisory and Management Fee
Income Equity	0.75%
Capital Appreciation	0.80%
Special Equity	0.90%

Effective April 1, 1999, the Trust entered into a new Administration and Shareholder Servicing Agreement under which The Managers Funds LLC serves as each Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Funds' operations, including

administration and shareholder services to each Fund, its shareholders, and certain institutions, such as bank trust departments, broker-dealers and registered investment advisers, that advise or act as an intermediary with the Funds' shareholders. During the period ended June 30, 1999, each of the Funds paid a fee to the Administrator at the rate of 0.25% per annum of the Fund's average daily net assets.

Effective June 4, 1999, the aggregate annual fee paid to each outside Trustee for serving as a Trustee of the Trust has been increased to $16,000. In addition, the in-person and telephonic meeting fees the Trustees receive have been increased to $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents the Fund's allocated portion of the total fees paid by the Trust.

(3) Purchases and Sales of Securities

Purchases and sales of securities, excluding short-term securities, for the six months ended June 30, 1999, were as follows:

Fund	Purchases	Sales
Income Equity	$ 30,635,408	$ 47,671,708
Capital Appreciation	116,406,289	106,033,040
Special Equity	430,189,898	462,775,716

There were no purchases or sales of U.S. Government securities.

(4) Portfolio Securities Loaned

Certain of the Funds may participate in a securities lending program providing for the lending of corporate bonds, equity and government securities to qualified brokers. Collateral on all securities loaned except for government securities loaned is accepted only in cash. Collateral on government securities loaned is in the form of other similar securities. Collateral is maintained at a minimum level of 100% of the market value, plus interest, if applicable, of investments on loan. Collateral received in the form of cash is invested temporarily in money market funds by the custodian. Earnings of such temporary cash investments are divided between the custodian, as a fee for its services under the program, and the Fund, according to agreed-upon rates.

Supplemental Data
Proxy Result Information (unaudited)

At the Special Meeting of Shareholders of the Trust held on March 31, 1999, the following votes were recorded for Managers Income Equity Fund ("Income Equity"), Managers Capital Appreciation Fund ("Capital Appreciation") and Managers Special Equity ("Special Equity"). The proposals, which shareholders were asked to vote on, are explained in further detail in the proxy statement dated February 2, 1999. Proposal 2 only applies to Capital Appreciation:

Proposal 1 – Approval of New Fund Management Agreement

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	1,237,864	13,080	25,292
Capital Appreciation	1,790,967	13,794	32,074
Special Equity	7,938,376	114,202	195,336

Proposal 2 – Approval of New Sub-Advisory Agreement for Essex Investment Management Company, LLC

Shares For	1,762,023
Shares Against	21,226
Shares Abstained	53,586

Proposal 3 – Expansion of the Board of Trustees

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	1,197,945	42,218	36,074
Capital Appreciation	1,758,080	45,425	33,330
Special Equity	7,798,651	264,001	185,262

Proposal 4 – Election of Trustees

Income Equity

Trustee	Votes For	Withheld
Madeline H. McWhinney	1,247,924	28,314
Steven J. Paggioli	1,248,173	28,056
Thomas R. Schneeweis	1,248,682	27,556
Robert P. Watson	1,249,132	27,106
Sean M. Healey	1,249,132	27,106
Jack W. Aber	1,249,132	27,106
William E. Chapman, II	1,249,132	27,106
Edward J. Kaier	1,249,132	27,106
Eric Rakowski	1,249,132	27,106

Supplemental Data (continued)
Proxy Result Information (unaudited)

Capital Appreciation

Trustee	Votes For	Withheld
Madeline H. McWhinney	1,815,380	21,456
Steven J. Paggioli	1,815,784	21,052
Thomas R. Schneeweis	1,815,784	21,052
Robert P. Watson	1,815,784	21,052
Sean M. Healey	1,815,784	21,052
Jack W. Aber	1,815,784	21,052
William E. Chapman, II	1,815,784	21,052
Edward J. Kaier	1,815,784	21,052
Eric Rakowski	1,815,784	21,052

Special Equity

Trustee	Votes For	Withheld
Madeline H. McWhinney	7,949,631	298,284
Steven J. Paggioli	7,983,086	264,829
Thomas R. Schneeweis	7,986,308	261,207
Robert P. Watson	7,986,372	261,543
Sean M. Healey	7,984,412	263,503
Jack W. Aber	7,984,747	263,168
William E. Chapman, II	7,985,476	262,439
Edward J. Kaier	7,991,938	255,977
Eric Rakowski	7,991,780	256,135

Pursuant to Article III, Section 1 of the By-Laws of the Trust and the 1940Act, such total votes on each proposal represents a quorum of the outstanding shares of the Fund.

THE MANAGERS FUNDS

Where Leading Money Managers Converge

Fund Distributor
The Managers Funds LLC
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

Custodian
State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

Legal Counsel
Swidler Berlin Shereff Friedman, LLP
919 Third Avenue
New York, New York 10022

Transfer Agent
Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

This report is prepared for the information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by an effective prospectus.

The Managers Funds

Equity Funds:

INCOME EQUITY FUND
Scudder Kemper Investments, Inc.
Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
Essex Investment Management Company, LLC
Roxbury Capital Management, LLC

SPECIAL EQUITY FUND
Liberty Investment Management
Pilgrim Baxter & Associates, Ltd.
Westport Asset Management, Inc.
Kern Capital Management LLC

INTERNATIONAL EQUITY FUND
Scudder Kemper Investments, Inc.
Lazard Asset Management

EMERGING MARKETS EQUITY FUND
Rexiter Capital Management Limited

Income Funds:

MONEY MARKET FUND
J.P. Morgan Investment Management Inc.

SHORT AND INTERMEDIATE BOND FUND
Standish, Ayer & Wood, Inc.

BOND FUND
Loomis, Sayles & Company, L.P.

GLOBAL BOND FUND
Rogge Global Partners, plc.

www.managersfunds.com